UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

SEC File № 001-36058
CUSIP № 86737J 20 6

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: 31 December, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SUNGAME CORPORATION

Full Name of Registrant

Former Name if Applicable

3091 West Tompkins Avenue

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada  89103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has discovered material weaknesses in the Company’s three proceeding periodic reports, the annual report on Form 10-K for the period ended December 31, 2013, and filed with the SEC April 15, 2014, and the Company’s quarterly reports for the period ended March 31, 2014, filed with the SEC on May 23, 2014, for the period ended June 30, 2014, filed September 18, 2014 and subsequently amended September 25, 2014, and readers are cautioned not to rely upon those reports. The Company is in the process of restating the aforementioned reports which the Company believes will contain material restatements.

The Company is in the process of preparing and reviewing the financial and other information for its Form 10-K 2015 report for the twelve months ended December 31, 2015, and does not expect the report will be finalized for filing by the prescribed due date without unreasonable effort or expense because the annual report for 2013 must be reviewed and reaudited, and the quarterly reports for the periods ending March 31, 2014, June 30, 2014, and September 30, 2014 must be finalized prior to the review of the annual report for the period ending December 31, 2014.

The forthcoming Form 10-K for the period ending December 31, 2014 will be reviewed by a certifying accountant, Pybus & Company, P.A.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raj Ponniah, CEO	(702)	789-0848
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes       ☑                 No    ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes        ☐                 No    ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

****************

SUNGAME CORPORATION
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2015	By:	/s/ Raj Ponniah
Raj Ponniah
	Its:	Chief Executive Officer and Director